EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	State of Formation and Organization	Trade Name

Damascus Centre, LLC	New Jersey	Damascus Center

Westwood Hills, LLC	New Jersey	Westwood Hills

Wayne PSC, LLC	New Jersey	Preakness S/C

Grande Rotunda, LLC	Maryland	The Rotunda/Icon

WestFREIT Corp	Maryland	Westridge Square

FREIT Regency, LLC	New Jersey	Regency Club

Station Place on Monmouth, LLC	New Jersey	Station Place

Berdan Court, LLC	New Jersey	Berdan Court

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